SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No ___ )*

                                CYBERONICS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   23251P-10-2
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (612) 483-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acqusition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement |X| . (A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.       23251P-10-2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                              ST. JUDE MEDICAL, INC., 41-1276891

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]

                                                                         (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See instructions)        WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION       MINNESOTA


                      7    SOLE VOTING POWER              2,181,818
       NUMBER OF
        SHARES
     BENEFICIALLY     8     SHARED VOTING POWER           0
       OWNED BY
         EACH
       REPORTING      9     SOLE DISPOSITIVE POWER        2,181,818
        PERSON
         WITH
                     10     SHARED DISPOSITIVE POWER      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,181,818


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See instructions)


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.6%


14   TYPE OF REPORTING PERSON (See instructions)

           CO



Item 1. Security and Issuer.

       This Schedule 13D (the "Schedule") under the Securities Exchange Act of 1934, as amended, relates to the acquisition of beneficial ownership of shares of the Common Stock, $0.01 par value per share, of Cyberonics, Inc., a Delaware corporation ("Cyberonics" and "Cyberonics Common Stock").

       The principal executive offices of Cyberonics are located at 17448 Highway 3, Suite 100, Webster, TX 77598-4138.


Item 2. Identity and Background.

       (a) This Schedule is being filed by St. Jude Medical, Inc., a Minnesota corporation ("SJM").

       (b) and (c) SJM develops, manufactures and markets medical device products for cardiovascular applications. SJM's products are distributed worldwide through a combination of direct sales personnel and independent manufacturers' representatives. The mailing address for the principal executive offices is One Lillehei Plaza, St. Paul, Minnesota 55117.

       (d) and (e) SJM has not, during the last five years, been the subject of any criminal proceeding. SJM has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       The attached Schedule 1 provides certain information concerning each executive officer, director and controlling person of SJM. None of the persons named in the attached Schedule 1 has, during the last five years, been convicted in or been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons named in the attached Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

       An aggregate of $11,999,999 was paid for the beneficial ownership of the Cyberonics Common Stock which is the subject of this Schedule. The source of the funds used by SJM to acquire the Cyberonics Common Stock was the working capital of SJM.


Item 4. Purpose of Transaction.

       On April 8, 1996, officers of SJM and Cyberonics signed an Agreement and Plan of Merger ("Merger Agreement"), a Stockholders' Agreement and a Common Stock Purchase Agreement. Pursuant to the terms of the Common Stock Purchase Agreement, SJM agreed to acquire 2,181,818 shares of Cyberonics Common Stock if the Merger was approved by the stockholders of Cyberonics. On July 23, 1996, the stockholders of Cyberonics approved the Merger Agreement and SJM purchased the Cyberonics Common Stock for a total consideration of $11,999,999. The purchase of Cyberonics Common Stock by SJM is intended to provide Cyberonics with needed capital to fund its operations.

       The Merger Agreement provides that a wholly-owned subsidiary of SJM ("Merger Sub") will be merged with and into Cyberonics, subject to the approval of the stockholders of Cyberonics (which has occurred), regulatory approvals and various other closing conditions. The Merger Agreement further provides that SJM may terminate the Merger Agreement at any time, with or without cause, and without liability to Cyberonics. The effect of this provision is that SJM has the option, but not the obligation, to consummate the Merger. SJM's option to acquire Cyberonics would be exercised by SJM electing to consummate the Merger, and it effectively expires on October 19, 1996. Upon consummation of the proposed Merger, and except for dissenting shares and shares held by SJM and Cyberonics (which shall be cancelled), each share of Cyberonics Common Stock outstanding shall be converted into the right to receive an amount in cash equal to $72,090,669 divided by the number of shares of Cyberonics Common Stock outstanding immediately prior to the Merger, excluding any shares held by SJM, Merger Sub or their subsidiaries, but including any shares acquired by the treasury of Cyberonics after April 1, 1996, pursuant to the exercise of Cyberonics stock options. If the Merger is consummated, the consummation is not currently anticipated to occur until October, 1996.

       It is presently contemplated that, after the Merger, the business currently operated by Cyberonics will be operated as a subsidiary of SJM. The officers of Merger Sub will initially be the officers of the surviving corporation, and the directors of Merger Sub will initially be the directors of the surviving corporation. SJM will continue to review the business, operations and management of the surviving company and will make such changes as it deems appropriate.

       After consummation of the Merger, Cyberonics Common Stock will cease to be designated for quotation on the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

       SJM does not have any present plans or proposals relating to or which would result in:

       (a) the sale or transfer of a material amount of assets of Cyberonics or any of its subsidiaries;

       (b)    any material change in the business of Cyberonics; or

       (c)    any action similar to those enumerated above.


Item 5. Interest in Securities of the Issuer.

       (a) SJM beneficially owns a total of 2,181,818 shares of the Cyberonics Common Stock, representing approximately 18.6% of the outstanding shares of Cyberonics Common Stock.

       (b) SJM has sole power to vote and direct the disposition of all of the reported shares.

       (c) Except as described herein, SJM has not engaged in any transactions involving Cyberonics Common Stock in the preceding 60-day period.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       1. Agreement and Plan of Merger dated April 8, 1996 by and among SJM, Cyberonics and SJM Acquisition Corp. (the "Merger Agreement"). See
              Item 4 for a description of the Merger Agreement.

       2. Common Stock Purchase Agreement dated April 8, 1996 between SJM and Cyberonics (the "Common Stock Purchase Agreement"). See Item 4 for a description of the Common Stock Purchase Agreement.

       3. Stockholders' Agreement dated April 8, 1996 by and between SJM and Cyberonics (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, Cyberonics granted to SJM certain demand and piggy-back registration rights with respect to any shares of Cyberonics Common Stock purchased pursuant to the Common Stock Purchase Agreement and board observer rights. The Stockholders' Agreement also provides for a right of first refusal in favor of Cyberonics with respect to certain proposed transfers of Cyberonics Common Stock by SJM, restricts the holdings of Cyberonics Common Stock by SJM to 19% of the total outstanding shares of Cyberonics Common Stock, and provides for SJM, or its transferees, to vote its shares of Cyberonics Common Stock (i) for nominees to the Board of Directors of Cyberonics in accordance with the recommendation of the Cyberonics Board of Directors through July 1, 1998, and (ii) on other matters, as recommended by the Cyberonics Board of Directors or in the same proportions as other shareholders vote on a matter.


Item 7. Material to Be Filed as Exhibits.

     2.1     Merger Agreement.

     2.2     Common Stock Purchase Agreement.

     2.3     Stockholders' Agreement.



                                   Signatures

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1996

                                        ST. JUDE MEDICAL, INC.


                                        By   /S/ Kevin T. O'Malley
                                             Kevin T. O'Malley
                                             Vice President and General Counsel


                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF ST. JUDE MEDICAL, INC.


       The name and position of each of the executive officers and members of the Board of Directors of St. Jude Medical, Inc. are set forth below. Except for John P. Berdusco, who is a citizen of Canada, William R. Miller, who is a citizen of the United Kingdom, and Patrick P. Fourteau, who is a citizen of France, each of these persons is a citizen of the United States.


                                POSITION WITH
                         ST. JUDE MEDICAL, INC. AND
                                 PRINCIPAL
NAME                             OCCUPATION             BUSINESS ADDRESS
- --------------------     --------------------------     -----------------------

EXECUTIVE OFFICERS:

Ronald A. Matricaria     Chairman of the Board,         One Lillehei Plaza
                         President, CEO and             St. Paul, MN 55117
                         Director

Patrick P. Fourteau      President, Pacesetter, Inc.    15900 Valley View Court
                                                        P.O. Box 9221
                                                        Sylmar, CA 91392-9221

Terry L. Shepherd        President, St. Jude Medical    One Lillehei Plaza
                         Division                       St. Paul, MN 55117

John P. Berdusco         Vice President,                One Lillehei Plaza
                         Administration                 St. Paul, MN 55117

Kevin T. O'Malley        Vice President and General     One Lillehei Plaza
                         Counsel                        St. Paul, MN 55117

Stephen L. Wilson        Vice President, Finance and    One Lillehei Plaza
                         Chief Financial Officer        St. Paul, MN 55117

Peter L. Gove            Vice President                 One Lillehei Plaza
                         Corporate Relations            St. Paul, MN 55117

Daniel J. Starks         President, Daig Corporation    14901 DeVeau Place
                                                        Minnetonka, MN 55345


                                 POSITION WITH
                          ST. JUDE MEDICAL, INC. AND
                                  PRINCIPAL
NAME                              OCCUPATION              BUSINESS ADDRESS
- -----------------------   ---------------------------     -----------------------

DIRECTORS
Ronald A. Matricaria      Chairman of the Board,          One Lillehei Plaza
                          President, CEO and              St. Paul, MN 55117
                          Director

Gail R. Wilensky, Ph.D.   Director; Senior Fellow         7500 Old Georgetown Road
                          Project Hope                    Suite 600
                                                          Bethesda, MD 20814

Thomas H. Garrett, III    Director; Attorney              4200 IDS Center
                                                          Minneapolis, MN 55402

Kenneth G. Langone        Director; Managing              375 Park Avenue
                          Director, Invemed               Suite 2205
                          Associates, Inc.                New York, NY 10152

William R. Miller         Director; Director of           150 East 52nd St.
                          various companies               Floor 12
                                                          New York, NY 10022

Charles V. Owens, Jr.     Director; Chairman of the       2625 Greenleaf Blvd.
                          Board, Genesis Labs, Inc.       Elkhart, IN 46514
                                                          (Residence address)

Walter L. Sembrowich,     Director; Founder and           80 South 8th Street
Ph.D.                     Director of various medical     Suite 266
                          device companies                Minneapolis, MN 55402

Daniel J. Starks          Director, President of Daig     14901 DeVeau Place
                          Corporation, a wholly           Minnetonka, MN  55345
                          owned subsidiary of St.
                          Jude Medical, Inc.

Roger G. Stoll,           Director; CEO and               110 Allen Road
Ph.D.                     President, OHMEDA, Inc.,        P.O. Box 804
                          wholly owned subsidiary of      Liberty Corner, NJ 07938-0804
                          BOC Group



                                  EXHIBIT INDEX


Exhibit No.          Description

     2.1 Agreement and Plan of Merger dated as of April 8, 1996, by and among St. Jude Medical, Inc., SJM Acquisition Corp. and Cyberonics, Inc.

     2.2 Common Stock Purchase Agreement dated April 8, 1996, between St. Jude Medical, Inc. and Cyberonics, Inc.

     2.3 Stockholders' Agreement dated April 8, 1996, by and between St. Jude Medical, Inc. and Cyberonics, Inc.


- ---------------------------

*SJM has omitted the schedules and exhibits to the Agreement and Plan of Merger and agrees to furnish supplementally a copy of any such omitted schedule or exhibit to the Commission upon request.